Exhibit 99.2

Consolidated Statements of Operations

		For the three months ended		For the six months ended
(unaudited in millions of Canadian dollars except for per share amounts)		June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Revenue
Premiums
Gross		$3,197	$3,488	$6,588	$7,169
Less: Ceded		1,267	1,248	2,584	2,495
Net		1,930	2,240	4,004	4,674
Net investment income (loss):
Interest and other investment income		1,368	1,260	2,551	2,375
Change in fair value through profit or loss assets and liabilities (Note 4)		1,802	781	793	573
Net gains (losses) on available-for-sale assets		79	32	102	75
Net investment income (loss)		3,249	2,073	3,446	3,023
Fee income		871	844	1,740	1,663
Total revenue		6,050	5,157	9,190	9,360

Benefits and expenses
Gross claims and benefits paid (Note 6)		3,255	3,153	6,538	6,573
Increase (decrease) in insurance contract liabilities (Note 6)		2,605	1,014	1,442	837
Decrease (increase) in reinsurance assets (Note 6)		35	4	(165)	(53)
Increase (decrease) in investment contract liabilities (Note 6)		(1)	29	16	(2)
Reinsurance expenses (recoveries) (Note 12)		(1,217)	(1,132)	(2,432)	(2,279)
Commissions		363	385	710	799
Net transfer to (from) segregated funds (Note 9)		29	154	149	362
Operating expenses		833	878	1,704	1,760
Premium taxes		57	59	121	117
Interest expense		95	112	184	218
Total benefits and expenses		6,054	4,656	8,267	8,332

Income (loss) before income taxes		(4)	501	923	1,028
Less: Income tax expense (benefit) (Note 7)		(84)	63	124	121

Total net income (loss)		80	438	799	907
Less: Net income (loss) attributable to participating policyholders		(1)	3	1	7
Less: Net income (loss) attributable to non-controlling interests		–	3	–	6

Shareholders’ net income (loss)		81	432	798	894
Less: Preferred shareholders’ dividends		30	24	61	48
Common shareholders’ net income (loss)		$51	$408	$737	$846

Average exchange rates during the reporting periods:	U.S. dollars	1.01	0.97	1.01	0.98
	U.K. pounds	1.60	1.58	1.59	1.58
Earnings (loss) per share (Note 11)
Basic		$0.09	$0.71	$1.25	$1.47
Diluted		$0.09	$0.68	$1.24	$1.41

Weighted average shares outstanding in millions (Note 11)
Basic		591	578	589	576
Diluted		591	619	600	619

Dividends per common share		$0.36	$0.36	$0.72	$0.72

The attached notes form part of these Interim Consolidated Financial Statements.

30	Sun Life Financial Inc.	Second Quarter 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income (Loss)

	For the three months ended		For the six months ended
(unaudited in millions of Canadian dollars)	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Total net income (loss)	$80	$438	$799	$907
Other comprehensive income (loss), net of taxes:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	188	(98)	6	(348)
Unrealized gains (losses) on net investment hedges	(23)	15	(6)	54
Reclassifications to net income (loss)	–	–	–	14
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	15	74	191	83
Reclassifications to net income (loss)	(74)	(43)	(99)	(79)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	(5)	(6)	7	(11)
Reclassifications to net income (loss)	2	–	(4)	(3)
Total other comprehensive income (loss)	103	(58)	95	(290)
Total comprehensive income (loss)	183	380	894	617
Less: Participating policyholders’ comprehensive income (loss)	–	3	1	5
Less: Non-controlling interests in comprehensive income (loss)	–	3	–	6
Shareholders’ comprehensive income (loss)	$183	$374	$893	$606

Income Taxes included in Other Comprehensive Income (Loss)

	For the three months ended		For the six months ended
(unaudited in millions of Canadian dollars)	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Income tax benefit (expense):
Unrealized foreign currency translation gains (losses), including net investment hedges	$–	$(3)	$5	$(8)
Reclassifications to net income of foreign currency translation gains (losses)	–	–	–	(3)
Unrealized gains / losses on available-for-sale assets	16	(11)	(33)	(17)
Reclassifications to net income for available-for-sale assets	18	9	24	16
Unrealized gains / losses on cash flow hedges	(1)	(2)	(7)	(9)
Reclassifications to net income for cash flow hedges	–	–	2	1
Total income tax benefit (expense) included in other comprehensive income (loss)	$33	$(7)	$(9)	$(20)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2012	31

Consolidated Statements of Financial Position

		As at
(unaudited in millions of Canadian dollars)		June 30, 2012	December 31, 2011	June 30, 2011
Assets
Cash, cash equivalents and short-term securities (Note 4)		$8,399	$8,837	$9,165
Debt securities (Note 4)		63,354	62,930	57,928
Equity securities (Note 4)		4,702	4,570	4,512
Mortgages and loans		28,868	27,755	26,170
Derivative assets (Note 4)		2,720	2,632	1,496
Other invested assets (Note 4)		1,448	1,348	1,232
Policy loans		3,287	3,276	3,150
Investment properties		5,684	5,313	4,797
Invested assets		118,462	116,661	108,450
Other assets		3,157	2,885	2,877
Reinsurance assets (Note 6)		3,478	3,277	3,827
Deferred tax assets		1,663	1,648	939
Property and equipment		587	546	492
Intangible assets		888	885	875
Goodwill		3,940	3,942	4,158
Total general fund assets		132,175	129,844	121,618
Investments for account of segregated fund holders (Note 9)		90,160	88,183	89,116
Total assets		$222,335	$218,027	$210,734

Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$97,914	$96,374	$87,557
Investment contract liabilities (Note 6)		3,141	3,073	4,129
Derivative liabilities (Note 4)		1,144	1,059	694
Deferred tax liabilities		4	7	4
Other liabilities		8,102	8,011	6,316
Senior debentures		2,149	2,149	2,151
Innovative capital instruments		695	695	1,644
Subordinated debt		2,743	2,746	2,738
Total general fund liabilities		115,892	114,114	105,233
Insurance contracts for account of segregated fund holders (Note 9)		84,490	82,650	83,243
Investment contracts for account of segregated fund holders (Note 9)		5,670	5,533	5,873
Total liabilities		$206,052	$202,297	$194,349

Equity
Issued share capital and contributed surplus		$10,485	$10,340	$9,695
Retained earnings and accumulated other comprehensive income		5,798	5,390	6,673
Non-controlling interests		–	–	17
Total equity		$16,283	$15,730	$16,385
Total liabilities and equity		$222,335	$218,027	$210,734

Exchange rates at the end of the reporting periods:	U.S. dollars	1.02	1.02	0.96
	U.K. pounds	1.60	1.58	1.55

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 8, 2012.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

32	Sun Life Financial Inc.	Second Quarter 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

	For the six months ended
(unaudited in millions of Canadian dollars)	June 30, 2012	June 30, 2011
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,503	$2,015
Common shares
Balance, beginning of period	7,735	7,407
Stock options exercised	6	46
Issued under dividend reinvestment and share purchase plan (Note 8)	134	129
Balance, end of period	7,875	7,582
Contributed surplus
Balance, beginning of period	102	95
Share-based payments	6	9
Stock options exercised	(1)	(6)
Balance, end of period	107	98
Retained earnings
Balance, beginning of period	5,219	6,489
Net Income (loss)	798	894
Dividends on common shares	(425)	(417)
Dividends on preferred shares	(61)	(48)
Change due to transactions with non-controlling interests	–	(3)
Balance, end of period	5,531	6,915
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	320	387
Unrealized cumulative translation differences, net of hedging activities	(287)	(505)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains (losses) on derivatives designated as cash flow hedges	9	38
Balance, beginning of period	48	(74)
Total other comprehensive income (loss) for the period	95	(288)
Balance, end of period	143	(362)
Total shareholders’ equity, end of period	$16,159	$16,248
Participating policyholders:
Retained earnings
Balance, beginning of period	$124	$117
Net Income (loss)	1	7
Balance, end of period	125	124
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	(1)	(2)
Balance, beginning of period	(1)	(2)
Total other comprehensive income (loss) for the period	–	(2)
Balance, end of period	(1)	(4)
Total participating policyholders’ equity, end of period	$124	$120
Non-controlling interests:
Balance, beginning of period	$–	$24
Net income (loss)	–	6
Other changes in non-controlling interests	–	(13)
Total non-controlling interests, end of period	$–	$17
Total equity	$16,283	$16,385

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2012	33

Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended
(unaudited in millions of Canadian dollars)	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$(4)	$501	$923	$1,028
Add: interest expense related to financing activities	95	112	184	218
Operating items not affecting cash:
Increase (decrease) in contract liabilities	2,680	1,090	1,573	876
(Increase) decrease in reinsurance assets	34	23	(203)	(52)
Unrealized (gains) losses on investments	(1,329)	(640)	(647)	(644)
Other non-cash items	55	(85)	(306)	(333)
Operating cash items:
Deferred acquisition costs	(13)	(12)	(25)	(23)
Realized (gains) losses on investments	(552)	(173)	(248)	(4)
Sales, maturities and repayments of investments	28,747	22,580	48,659	42,686
Purchases of investments	(28,769)	(21,475)	(48,905)	(41,199)
Change in policy loans	(11)	85	(6)	74
Income taxes received (paid)	(20)	(76)	(55)	(104)
Other cash items	751	151	(32)	90
Net cash provided by (used in) operating activities	1,664	2,081	912	2,613
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(53)	(4)	(77)	(12)
Transactions with associates and joint ventures	38	14	32	4
Purchase of shares from non-controlling interests	–	3	–	–
Other investing activities	(20)	(22)	(27)	(33)
Net cash provided by (used in) investing activities	(35)	(9)	(72)	(41)
Cash flows provided by (used in) financing activities
Borrowed funds	(10)	(20)	14	(20)
Issuance of senior financing, senior debentures and subordinated debt (Note 8)	–	–	796
Collateral on senior financing, senior debentures and subordinated debt	(3)	(1)	(5)	3
Redemption of senior financing, senior debentures and subordinated debt (Note 8)	(800)	–	(800)
Issuance of common shares on exercise of stock options	1	3	5	40
Dividends paid on common and preferred shares	(175)	(169)	(346)	(328)
Interest expense paid	(127)	(141)	(210)	(200)
Net cash provided by (used in) financing activities	(1,114)	(328)	(546)	(505)
Changes due to fluctuations in exchange rates	26	(41)	9	(92)
Increase (decrease) in cash and cash equivalents	541	1,703	303	1,975
Net cash and cash equivalents, beginning of period	4,115	3,673	4,353	3,401
Net cash and cash equivalents, end of period	4,656	5,376	4,656	5,376
Short-term securities, end of period	3,492	3,667	3,492	3,667
Net cash and cash equivalents and short-term securities, end of period (Note 4)	$8,148	$9,043	$8,148	$9,043

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	Second Quarter 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Accounting Policies

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2011 Annual Consolidated Financial Statements. Our Interim Consolidated Financial Statements should be read in conjunction with our 2011 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.    Changes in Accounting Policies

Amendments to International Financial Reporting Standards Adopted in 2012

In October 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures to revise the disclosures related to transfers of financial assets. The revised disclosures will help users of financial statements evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position and provide transparency in the reporting of these transactions, particularly those that involve securitization of financial assets. These amendments are effective for annual periods beginning on or after July 1, 2011 and are not expected to have a material impact upon adoption.

In December 2010, the IASB issued amendments to IAS 12 Income Taxes, named Deferred Tax and the Recovery of Underlying Assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. These amendments were adopted on January 1, 2012 and did not impact our Interim Consolidated Financial Statements as the amendments are consistent with our accounting policy.

Amendments to International Financial Reporting Standards Issued in 2012

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of these amendments may have on our Consolidated Financial Statements.

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements (“IFRS 10”) and provide transitional relief for IFRS 10, IFRS 11 Joint Arrangements (“IFRS 11”) and IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative periods from IFRS 12. The effective date of these amendments is January 1, 2013, consistent with IFRS 10, 11 and 12 and we will consider the implications of these amendments when we adopt those standards.

3.    Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS, Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit and our Corporate Support operations, which include our run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups. In the fourth quarter of 2011, we transferred McLean Budden Limited to our subsidiary MFS Investment Management. Consequently, the results of McLean Budden Limited are reported as part of MFS instead of SLF Canada and the related goodwill and intangible assets previously reported as part of SLF Canada are now reported as part of Corporate. Prior period information has been restated to reflect this change in organization.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital.

Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties. These transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue in the consolidation adjustments columns in the tables below consists of interest income and fee income.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2012	35

Results by segment for the three months ended June 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2012
Gross premiums:
Annuities	$244	$127	$–	$–	$59	$–	$430
Life insurance	818	516	–	147	26	–	1,507
Health insurance	878	377	–	2	3	–	1,260
Total gross premiums	1,940	1,020	–	149	88	–	3,197
Less: ceded premiums	1,174	81	–	6	6	–	1,267
Net investment income (loss)	1,259	1,551	(3)	135	334	(27)	3,249
Fee income	182	200	437	34	41	(23)	871
Total revenue	2,207	2,690	434	312	457	(50)	6,050
Less:
Total benefits and expenses	2,017	2,999	324	289	475	(50)	6,054
Income tax expense (benefit)	11	(121)	43	8	(25)	–	(84)
Total net income (loss)	$179	$(188)	$67	$15	$7	$–	$80
2011
Gross premiums:
Annuities	$386	$374	$–	$–	$55	$–	$815
Life insurance	802	475	–	159	31	–	1,467
Health insurance	834	366	–	4	2	–	1,206
Total gross premiums	2,022	1,215	–	163	88	–	3,488
Less: ceded premiums	1,131	92	–	19	6	–	1,248
Net investment income (loss)	1,024	677	4	173	222	(27)	2,073
Fee income	180	189	418	31	46	(20)	844
Total revenue	2,095	1,989	422	348	350	(47)	5,157
Less:
Total benefits and expenses	1,846	1,851	334	311	361	(47)	4,656
Income tax expense (benefit)	20	27	41	7	(32)	–	63
Total net income (loss)	$229	$111	$47	$30	$21	$–	$438

36	Sun Life Financial Inc.	Second Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the six months ended June 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2012
Gross premiums:
Annuities	$743	$221	$–	$–	$115	$–	$1,079
Life insurance	1,629	993	–	304	52	–	2,978
Health insurance	1,769	752	–	5	5	–	2,531
Total gross premiums	4,141	1,966	–	309	172	–	6,588
Less: ceded premiums	2,359	195	–	18	12	–	2,584
Net investment income (loss)	1,647	1,225	–	305	325	(56)	3,446
Fee income	368	402	871	65	77	(43)	1,740
Total revenue	3,797	3,398	871	661	562	(99)	9,190
Less:
Total benefits and expenses	3,351	3,120	672	600	623	(99)	8,267
Income tax expense (benefit)	38	41	83	17	(55)	–	124
Total net income (loss)	$408	$237	$116	$44	$(6)	$–	$799
2011
Gross premiums:
Annuities	$702	$762	$–	$–	$109	$–	$1,573
Life insurance	1,601	1,163	–	314	64	–	3,142
Health insurance	1,693	750	–	6	5	–	2,454
Total gross premiums	3,996	2,675	–	320	178	–	7,169
Less: ceded premiums	2,280	179	–	24	12	–	2,495
Net investment income (loss)	1,578	1,031	3	247	219	(55)	3,023
Fee income	367	370	828	59	78	(39)	1,663
Total revenue	3,661	3,897	831	602	463	(94)	9,360
Less:
Total benefits and expenses	3,149	3,533	663	513	568	(94)	8,332
Income tax expense (benefit)	44	72	76	15	(86)	–	121
Total net income (loss)	$468	$292	$92	$74	$(19)	$–	$907

Assets and liabilities by segment are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
As at June 30, 2012
Total general fund assets	$65,757	$44,958	$1,143	$8,548	$12,060	$(291)	$132,175
Investments for account of segregated fund holders	$48,973	$29,841	$–	$1,305	$10,041	$–	$90,160
Total general fund liabilities	$58,826	$39,800	$928	$6,676	$9,953	$(291)	$115,892
As at December 31, 2011
Total general fund assets	$64,192	$44,490	$1,180	$8,122	$12,165	$(305)	$129,844
Investments for account of segregated fund holders	$47,245	$29,804	$–	$1,198	$9,936	$–	$88,183
Total general fund liabilities	$57,615	$38,196	$973	$6,336	$11,299	$(305)	$114,114
As at June 30, 2011
Total general fund assets	$60,183	$42,093	$1,036	$7,200	$11,347	$(241)	$121,618
Investments for account of segregated fund holders	$48,177	$29,196	$–	$1,176	$10,567	$–	$89,116
Total general fund liabilities	$53,525	$36,894	$790	$5,525	$8,740	$(241)	$105,233

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2012	37

4.    Financial Investments and Related Net Investment Income

4.A Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2012	December 31, 2011	June 30, 2011
Cash	$1,643	$1,506	$998
Cash equivalents	3,264	2,953	4,500
Short-term securities	3,492	4,378	3,667
Cash, cash equivalents and short-term securities	8,399	8,837	9,165
Less: Bank overdraft, recorded in Other liabilities	251	106	122
Net cash, cash equivalents and short-term securities	$8,148	$8,731	$9,043

4.B Asset Classifications

The carrying values of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available-for- sale	Other(1)	Total
June 30, 2012
Debt securities	$51,463	$11,891	$–	$63,354
Equity securities	$3,878	$824	$–	$4,702
Other invested assets	$946	$147	$355	$1,448

December 31, 2011
Debt securities	$51,627	$11,303	$–	$62,930
Equity securities	$3,731	$839	$–	$4,570
Other invested assets	$809	$155	$384	$1,348

June 30, 2011
Debt securities	$46,538	$11,390	$–	$57,928
Equity securities	$3,730	$782	$–	$4,512
Other invested assets	$782	$157	$293	$1,232

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

4.C Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded in our Interim Consolidated Statements of Operations consists of the following:

	For the three months ended		For the six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Cash, cash equivalents and short-term securities	$4	$–	$7	$2
Debt securities	998	644	651	245
Equity securities	(167)	(136)	(2)	15
Derivative investments	887	258	(75)	63
Other invested assets	4	5	27	11
Investment properties	76	10	185	237
Total Change in fair value through profit or loss assets and liabilities	$1,802	$781	$793	$573

4.D Impairment of Available-For-Sale Assets

We wrote down $13 and $14 of available-for-sale assets recorded at fair value during the three months and six months ended June 30, 2012 ($1 and $1 during the three months and six months ended June 30, 2011).

38	Sun Life Financial Inc.	Second Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.E Derivative Financial Instruments and Hedging Activities

	Total notional amount		Fair value
As at June 30, 2012			Assets	Liabilities
Derivative investments(1)	$54,399	(2)	$2,585	$(871)
Fair value hedges	1,011		1	(243)
Cash flow hedges	101		2	(17)
Net investment hedges	1,850		132	(13)
Total derivatives	$57,361		$2,720	$(1,144)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.
(2)	The increase in notional amount is primarily due to interest rate options purchased and interest rate swap contracts.

	Total notional amount	Fair value
As at December 31, 2011		Assets	Liabilities
Derivative investments(1)	$47,890	$2,494	$(798)
Fair value hedges	1,011	–	(228)
Cash flow hedges	108	2	(25)
Net investment hedges	1,850	136	(8)
Total derivatives	$50,859	$2,632	$(1,059)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

5.    Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance can be found in Notes 6 and 7, respectively, of our 2011 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management Discussion and Analysis (“MD&A”) for the period ended June 30, 2012. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures, and include discussions on how we measure our risk and our objectives, policies and methodologies for managing this risk. Therefore, the shaded text and tables represent an integral part of these Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2012	39

6.    Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

	For the three months ended June 30, 2012			For the six months ended June 30, 2012
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period	$89,267	$3,252	$86,015	$91,112	$3,094	$88,018
Change in balances on in-force policies	2,175	(10)	2,185	348	131	217
Balances arising from new policies	399	27	372	1,038	55	983
Changes in assumptions or methodology(1)	31	(52)	83	56	(21)	77
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,605	(35)	2,640	1,442	165	1,277
Balances before the following:	91,872	3,217	88,655	92,554	3,259	89,295
Foreign exchange rate movements	695	37	658	13	(5)	18
Balances before Other policy liabilities and assets	92,567	3,254	89,313	92,567	3,254	89,313
Other policy liabilities and assets	5,347	224	5,123	5,347	224	5,123
Total Insurance contract liabilities and Reinsurance assets	$97,914	$3,478	$94,436	$97,914	$3,478	$94,436

	For the three months ended June 30, 2011			For the six months ended June 30, 2011
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period	$81,693	$3,650	$78,043	$82,729	$3,652	$79,077
Change in balances on in-force policies	494	(44)	538	(414)	(52)	(362)
Balances arising from new policies	538	40	498	1,247	68	1,179
Changes in assumptions or methodology	(18)	–	(18)	4	37	(33)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	1,014	(4)	1,018	837	53	784
Balances before the following:	82,707	3,646	79,061	83,566	3,705	79,861
Other(2)	(117)	–	(117)	(117)	–	(117)
Foreign exchange rate movements	(246)	(15)	(231)	(1,105)	(74)	(1,031)
Balances before Other policy liabilities and assets	82,344	3,631	78,713	82,344	3,631	78,713
Other policy liabilities and assets	5,213	196	5,017	5,213	196	5,017
Total Insurance contract liabilities and Reinsurance assets	$87,557	$3,827	$83,730	$87,557	$3,827	$83,730

(1)

Includes revised mortality improvement projections in the U.S. individual non-participating life line of business which increased Insurance contract liabilities by $229, Reinsurance assets by $149 and Net by $80.

Includes revised assumptions about the future recapture of reinsurance in the Canadian individual participating life line of business reducing Insurance contract liabilities and Reinsurance assets by $200, with no impact on Net.
(2)	Reduction in liabilities due to Policy loan adjustment.

6.A.ii Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Maturities and surrenders	$910	$957	$1,908	$2,116
Annuity payments	328	310	645	645
Death and disability	859	768	1,667	1,587
Health	925	891	1,851	1,729
Policyholder dividends and interest on claims and deposits	233	227	467	496
Total Gross claims and benefits paid	$3,255	$3,153	$6,538	$6,573

40	Sun Life Financial Inc.	Second Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in Investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended June 30, 2012		For the six months ended June 30, 2012
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$930	$1,668	$966	$1,620
Deposits	–	93	–	195
Interest	2	9	4	18
Withdrawals	(2)	(59)	(21)	(123)
Change in fair value	–	–	–	–
Other	–	2	–	6
Foreign exchange rate movements	16	2	(3)	(1)
Balance, end of period	$946	$1,715	$946	$1,715

	For the three months ended June 30, 2011		For the six months ended June 30, 2011
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$2,150	$1,468	$2,207	$1,396
Deposits	–	63	–	191
Interest	7	10	15	20
Withdrawals	(3)	(45)	(14)	(111)
Fees	–	(1)	–	(1)
Change in fair value	7	–	5	–
Other	(1)	5	–	8
Foreign exchange rate movements	(14)	–	(67)	(3)
Balance, end of period	$2,146	$1,500	$2,146	$1,500

Changes in Investment contract liabilities with DPF are as follows:

	For the three months ended		For the six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Balance, beginning of period	$485	$482	$487	$540
Change in liabilities on in-force	(15)	4	(15)	(47)
Liabilities arising from new policies	3	1	9	5
Increase (decrease) in liabilities	(12)	5	(6)	(42)
Liabilities before the following:	473	487	481	498
Foreign exchange rate movements	7	(4)	(1)	(15)
Balance, end of period	$480	$483	$480	$483

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2012	41

7.    Income Tax Expense (Benefit)

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	For the three months ended				For the six months ended
	June 30, 2012		June 30, 2011		June 30, 2012		June 30, 2011
		%		%		%		%
Total net income (loss)	$80		$438		$799		$907
Add: Income taxes expense (benefit)	(84)		63		124		121
Total income (loss) before income taxes	$(4)		$501		$923		$1,028
Taxes at the combined Canadian federal and provincial statutory income tax rate	$(1)	26.5	$140	28.0	$245	26.5	$288	28.0
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(12)	300.0	(6)	(1.2)	(10)	(1.1)	(31)	(3.0)
Tax (benefit) cost of unrecognized losses	–	–	(4)	(0.8)	(3)	(0.3)	(1)	(0.1)
Tax exempt investment income	(65)	1,623.5	(51)	(10.2)	(105)	(11.4)	(106)	(10.3)
Changes to statutory income tax rates	(2)	50.0	–	–	2	0.2	–	–
Adjustments in respect of prior years, including resolution of tax disputes	(4)	100.0	(15)	(3.0)	(8)	(0.9)	(28)	(2.7)
Other	–	–	(1)	(0.2)	3	0.4	(1)	(0.1)
Total income tax expense (benefit) and effective income tax rate	$(84)	2,100.0	$63	12.6	$124	13.4	$121	11.8

Statutory tax rates in the jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax expense (benefit) difference compared to the Canadian federal and provincial statutory rate when applied to foreign income (loss) not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

8.    Capital Management

8.A Capital and Capital Transactions

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on both a consolidated basis under principles that consider all the risks associated with the business and at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital and how it is managed are included in Note 23 of our 2011 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at June 30, 2012 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life Assurance Company of Canada (U.S.), our principal operating subsidiary in the United States, was above the minimum level as at June 30, 2012. In addition, other foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2012.

Under OSFI’s IFRS transition guidance, companies could elect to phase in the impact of the conversion to IFRS on adjusted Tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance made this election last year and will continue to phase in a reduction of approximately $300 to its adjusted Tier 1 capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities.

42	Sun Life Financial Inc.	Second Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.B Significant Capital Transactions

8.B.i Subordinated Debt

On June 30, 2012, Sun Life Assurance redeemed all of the outstanding $800 principal amount of 6.15% Subordinated Debentures due June 30, 2022, at a redemption price equal to the principal amount of the Debentures together with accrued and unpaid interest.

On March 2, 2012, SLF Inc. issued $800 principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating debentures due 2022. The proceeds net of issuance costs from the offering were used for general corporate purposes. These debentures bear interest at a fixed rate of 4.38% per annum payable semi-annually to, but excluding March 2, 2017, and from March 2, 2017 until maturity on March 2, 2022, at a variable rate equal to the annual rate of interest applicable to Canadian dollar bankers’ acceptances plus 2.70% payable quarterly. Subject to prior approval of OSFI, SLF Inc. may redeem the debentures in whole or in part, on or after March 2, 2017 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The debentures are direct unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. This subordinated debt qualifies as capital for Canadian regulatory purposes.

8.B.ii Dividend Reinvestment and Share Purchase Plan

In the first two quarters of 2012, under the dividend reinvestment and share purchase plan (“DRIP”), SLF Inc. issued 6 million common shares (4.5 million common shares in 2011) from treasury at discounts of 2% to the average market price, as determined in accordance with the DRIP, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

9.    Segregated Fund Disclosure

9.A Investments for Account of Segregated Fund Holders

The carrying value of Investments for account of segregated fund holders consists of the following:

As at	June 30, 2012	December 31, 2011	June 30, 2011
Segregated and mutual fund units	$74,278	$72,840	$73,396
Equity securities	6,057	5,830	6,954
Debt securities	8,942	8,473	7,815
Cash, cash equivalents and short-term securities	2,333	1,425	2,848
Investment properties	303	318	309
Mortgages	20	27	27
Other assets	2,651	2,492	2,512
Total assets	94,584	91,405	93,861
Less: Liabilities arising from investing activities	4,424	3,222	4,745
Total Investments for account of segregated fund holders	$90,160	$88,183	$89,116

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2012	43

9.B Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Balance, beginning of the period	$86,077	$83,556	$5,857	$5,957
Additions:
Deposits	1,761	2,334	58	72
Net transfers (to) from general funds	29	154	–	–
Net realized and unrealized gains (losses)	(1,922)	(588)	(183)	(31)
Other investment income	325	355	65	15
Total additions	193	2,255	(60)	56
Deductions:
Payments to policyholders and their beneficiaries	2,026	1,996	119	128
Management fees	282	314	13	(22)
Taxes and other expenses	42	39	1	–
Foreign exchange rate movements	(570)	219	(6)	34
Total deductions	1,780	2,568	127	140
Net additions (deductions)	(1,587)	(313)	(187)	(84)
Balance, end of period	$84,490	$83,243	$5,670	$5,873

	Insurance contracts		Investment contracts
For the six months ended	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Balance, beginning of the period	$82,650	$81,931	$5,533	$6,015
Additions:
Deposits	3,843	4,837	89	135
Net transfers (to) from general funds	149	362	–	–
Net realized and unrealized gains (losses)	2,357	1,485	168	4
Other investment income	450	564	103	20
Total additions	6,799	7,248	360	159
Deductions:
Payments to policyholders and their beneficiaries	4,270	4,248	229	262
Management fees	562	589	31	(12)
Taxes and other expenses	92	84	5	2
Foreign exchange rate movements	35	1,015	(42)	49
Total deductions	4,959	5,936	223	301
Net additions (deductions)	1,840	1,312	137	(142)
Balance, end of period	$84,490	$83,243	$5,670	$5,873

44	Sun Life Financial Inc.	Second Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debt

SLF Inc. has provided a subordinated guarantee of certain preferred shares and a guarantee of certain subordinated debt issued by Sun Life Assurance. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosures and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
June 30, 2012
Total revenue	$140	$4,685	$1,748	$(523)	$6,050
Shareholders’ net income (loss)	$80	$195	$(172)	$(22)	$81

June 30, 2011
Total revenue	$131	$3,982	$1,413	$(369)	$5,157
Shareholders’ net income (loss)	$433	$333	$38	$(372)	$432

Results for the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
June 30, 2012
Total revenue	$259	$7,371	$2,266	$(706)	$9,190
Shareholders’ net income (loss)	$795	$560	$137	$(694)	$798

June 30, 2011
Total revenue	$264	$7,131	$2,610	$(645)	$9,360
Shareholders’ net income (loss)	$894	$669	$102	$(771)	$894

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
June 30, 2012
Invested assets	$18,595	$96,905	$20,922	$(17,960)	$118,462
Total other general fund assets	$8,094	$13,959	$21,112	$(29,452)	$13,713
Investments for account of segregated fund holders	$–	$62,070	$28,090	$–	$90,160
Insurance contract liabilities	$–	$87,703	$14,450	$(4,239)	$97,914
Investment contract liabilities	$–	$2,165	$976	$–	$3,141
Total other general fund liabilities	$10,544	$9,620	$22,695	$(28,022)	$14,837

December 31, 2011
Invested assets	$16,435	$94,540	$21,243	$(15,557)	$116,661
Total other general fund assets	$8,634	$13,412	$19,527	$(28,390)	$13,183
Investments for account of segregated fund holders	$–	$60,169	$28,014	$–	$88,183
Insurance contract liabilities	$–	$85,548	$14,942	$(4,116)	$96,374
Investment contract liabilities	$–	$2,083	$990	$–	$3,073
Total other general fund liabilities	$9,474	$9,529	$22,723	$(27,059)	$14,667

June 30, 2011
Invested assets	$17,430	$86,144	$21,212	$(16,336)	$108,450
Total other general fund assets	$8,710	$13,129	$19,413	$(28,084)	$13,168
Investments for account of segregated fund holders	$–	$61,853	$27,263	$–	$89,116
Insurance contract liabilities	$–	$78,392	$12,247	$(3,082)	$87,557
Investment contract liabilities	$–	$1,999	$2,142	$(12)	$4,129
Total other general fund liabilities	$9,906	$8,421	$23,026	$(27,806)	$13,547

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2012	45

11.    Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding. Diluted EPS is calculated by adjusting common shareholders’ net income and the weighted average number of shares for the effects of all dilutive potential common shares, under the assumption that convertible instruments are converted and that outstanding options are exercised.

Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS share computations are as follows:

	For the three months ended			For the six months ended
	June 30, 2012		June 30, 2011	June 30, 2012	June 30, 2011
Common shareholders’ net income (loss) for basic earnings per share	$51		$408	$737	$846
Add: Increase in income due to convertible instruments(1)	–	(3)	14	5	28
Common shareholders’ net income (loss) on a diluted basis	$51		$422	$742	$874
Weighted average number of shares outstanding for basic earnings per share (in millions)	591		578	589	576
Add: Dilutive impact of stock options(2) (in millions)	–		1	–	2
Add: Dilutive impact of convertible securities(1) (in millions)	–	(3)	40	11	41
Weighted average number of shares outstanding on a diluted basis (in millions)	591		619	600	619

Basic earnings (loss) per share	$0.09		$0.71	$1.25	$1.47
Diluted earnings (loss) per share	$0.09		$0.68	$1.24	$1.41

(1)

Innovative capital instruments, Sun Life ExchangEable Capital Securities (“SLEECS”), have been issued through Sun Life Capital Trust. Holders of the $950 SLEECS A, which were redeemed on December 31, 2011, and holders of the $200 SLEECS B may exchange, at any time, all or part of their holdings of SLEECS A or SLEECS B at a price for each one thousand dollars principal amount of SLEECS to 40 non-cumulative perpetual preferred shares of Sun Life Assurance. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS A or SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after June 30, 2012 in respect of the SLEECS A and on distribution dates on or after December 31, 2032 in respect of the SLEECS B. For the purposes of diluted EPS, it is assumed that the conversion to SLF Inc. common shares has occurred at the beginning of the periods presented. Common shareholders’ net income is increased by the after-tax interest on the SLEECS A and B, while the weighted average common shares are increased by the number of SLF Inc. common shares that would be issued at conversion. Since the SLEECS A were redeemed on December 31, 2011 they are not included in the diluted EPS calculations for 2012.

(2)

Diluted EPS assumes the exercise of all dilutive stock options of SLF Inc. It is assumed that the proceeds from the exercise of the options were received from the issuance of common shares of SLF Inc. at the average market price of common shares during the period. The difference between the number of shares issued for the exercise of the dilutive options and the number of shares that would have been issued at the average market price of the common shares during the period is adjusted to the weighted average number of shares for purposes of calculating diluted EPS. The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive for the periods presented, amounted to 11 million for the three months and six months ended June 30, 2012 (9 million for the three months and six months ended June 30, 2011).

(3)

For the three months ended June 30, 2012, the adjustment related to the potential dilutive impact of the convertible securities was excluded from the calculations of diluted EPS since their effect is anti-dilutive.

12.    Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Recovered claims and benefits	$1,042	$946	$2,091	$1,939
Commissions	14	15	27	28
Reserve adjustments	45	69	84	95
Operating expenses and other	116	102	230	217
Reinsurance (expenses) recoveries	$1,217	$1,132	$2,432	$2,279

46	Sun Life Financial Inc.	Second Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)